Exhibit 3.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

SENTIO HEALTHCARE PROPERTIES OP, L.P.

This FIRST AMENDMENT TO the SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT ( this “Amendment”) is made and entered into effective as of December 22, 2014 by and among Sentio Healthcare Properties, Inc., a Maryland corporation (the “General Partner”), HPC LP TRS, LLC, a Delaware limited liability company (“HPC”), Sentinel RE Investment Holdings LP, a Delaware limited partnership (“KKR”), and the other Persons party hereto from time to time and whose names are set forth on Exhibit A to the Second Amended and Restated Partnership Agreement dated as of August 5, 2013, as the same may be amended from time to time (the “Partnership Agreement”). Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Partnership Agreement.

WHEREAS, the parties previously entered the Partnership Agreement to (i) acknowledge the contribution of the net proceeds received in consideration for the Series A Preferred REIT Shares by the General Partner to the Partnership in exchange for Series A Preferred Units, (ii) set forth the designations, preferences and other rights of the Series B Convertible Preferred Units, and (iii) provide for the issuance of Series B Convertible Preferred Units to the Series B Preferred Unit Recipient;

WHEREAS, the parties now desire to amend certain rights of the Series B Convertible Preferred Units in connection with the Third Amendment to the Securities Purchase Agreement dated December 22, 2014 by and among the General Partner, the Partnership and KKR;

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Article I. Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that Article I of the Partnership Agreement shall be amended to add the following definition:

Georgetown Exercised Put Amount means with respect to the closing of the Georgetown Transaction, the liquidation preference amount of Series B Convertible Preferred Units issued to the Series B Preferred Unit Recipient at such closing.

Georgetown Transaction means the transaction known as “Georgetown” which will be the subject of a Construction Loan Put Exercise Notice (as defined in the Securities Purchase Agreement).

Blended Return Amount means an amount equal to an aggregate return of the Blended Return of the then-current Applicable Conversion Price per annum.

Blended Return means the sum of (A) 6% multiplied by a fraction, the numerator of which shall be the Georgetown Exercised Put Amount and the denominator of which shall be the Exercised Put Amount, and (B) 7.5% multiplied by a fraction, the numerator of which shall be the difference between the Exercised Put Amount and the Georgetown Exercised Put Amount and the denominator of which shall be the Exercised Put Amount.

2. Amendment to Section 5.2(a). Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that Section 5.2(a)(iii) of the Partnership Agreement shall be amended and restated in its entirety to read as follows:

(i) Third, to the holder of each Common Unit until the holder of such Common Unit has received, pursuant to this Section 5.2(a)(iii), the Blended Return Amount, commencing on the date hereof; provided that, to the extent that cash distributions are unable to be paid in full in accordance with this Section 5.2(a)(iii), such accrued but unpaid cash distributions will be added to the distributions payable to the Partners pursuant to this Section 5.2(a)(iii) on the subsequent Distribution Payment Date (for the avoidance of doubt, such unpaid distributions shall not have priority over the distributions payable pursuant to subclauses (i) and (ii) of this Section 5.2(a));

3. Amendment to Section 5.2(b). Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that Section 5.2(b)(iii) of the Partnership Agreement shall be amended and restated in its entirety to read as follows:

(iii) Third, to the holder of each Common Unit until the holder of such Common Unit has received, pursuant to Section 5.2(a)(iii) and this Section 5.2(b)(iii), the Blended Return Amount, commencing on the date hereof, and among the holders of Common Units in proportion to the amount payable to each under this Section 5.2(b)(iii).

4. Amendment to Section 9.2. Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that Section 9.2 of the Partnership Agreement shall be amended and restated in its entirety to read as follows:

Series B Convertible Preferred Units.

(a) Upon each Closing Date pursuant to the Securities Purchase Agreement, the Series B Preferred Unit Recipient will contribute or commit to contribute the Exercised Put Amount in respect of such Closing Date to the Partnership, and if the Exercised Put Amount is committed, in whole or in part, the Series B Preferred Unit Recipient will contribute the uncontributed portion of the Exercised Put Amount to the Partnership in installments pursuant to a draw schedule provided by the General Partner.

(b) Upon the contribution of an Exercised Put Amount or commitment to contribute the Exercised Put Amount by the Series B Preferred Unit Recipient, the Partnership will issue to the Series B Preferred Unit Recipient a number of Series B Convertible Preferred Units equal to the ratio of the Exercised Put Amount divided by the initial per unit purchase price of $100.00, which issuance shall be reflected in Exhibit A hereto (the “Series B Convertible Preferred Units”).

(c) For purposes of the Agreement, including the maintenance of Capital Accounts, the Series B Preferred Unit Recipient shall be treated as making a Capital Contribution equal to the Exercised Put Amount in respect of such Closing Date, regardless of whether the Series B Preferred Unit Recipient contributes capital in the full amount of the Exercised Put Amount or makes a commitment to contribute capital in the full amount of the Exercised Put Amount in respect of such Closing Date.

(d) The Series B Convertible Preferred Units shall have the following designations, preferences and other rights, powers and duties:

(i) Issuance Value. An issuance value of $100.00 per unit (the “Series B Issuance Value”).

(ii) Liquidation Preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of the Series B Convertible Preferred Units shall be entitled to receive out of the assets of the Partnership or proceeds thereof legally available for distribution to Partners of the Partnership, after satisfaction of all liabilities, if any, to creditors of the Partnership and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Units or any series or class of Partnership Interest junior to the Series B Convertible Preferred Units, a liquidating distribution in an amount equal to the greater of (i) $100.00 per Series B Convertible Preferred Unit plus all accrued and unpaid distributions thereon (including any accumulation in respect of distributions that have not been paid prior to such payment date) and (ii) the amount of the liquidating distributions, as determined by the General Partner (or the trustee or other Person or Persons administering the liquidation, dissolution or winding-up of the Partnership in accordance with applicable law), that would be made on the number of Common Units into which such shares of Series B Convertible Preferred Units are convertible immediately before such liquidation, dissolution or winding-up of the Company (which, for the avoidance of doubt, does not include any distributions payable solely to the Common Units in accordance with Section 9.2(d)(iii)(F) hereof) (such greater amount, as adjusted pursuant to the last sentence of Section 9.2(d)(iii)(B) hereof, the “Series B Liquidation Preference”). The Partnership shall mail written notice of any such liquidation, not less than 20 days prior to the payment date stated therein, to each holder of Series B Convertible Preferred Units.

(iii) Priority Return. A cumulative preferred return on the Series B Convertible Preferred Units commencing on the date of issuance as follows:

(A) A Priority Return Amount, payable in cash, at a Priority Return Percentage equal to 7.5 percent per annum of the Series B Liquidation Preference for each Series B Convertible Preferred Unit for which the Series B Preferred Unit Recipient has contributed cash, except that the Priority Return Amount will be equal to 6.0 percent per annum for the Series B Convertible Preferred Units issued in connection with the Georgetown Exercised Put Amount. For the avoidance of doubt, the Securities Purchase Agreement contemplates that the Series B Preferred Unit Recipient may commit to contribute rather than contribute the full Exercise Put Amount on each Closing Date and upon such contribution or commitment may receive a number of Series B Preferred Units that reflect the full Exercise Put Amount (regardless of the cash contributed to the Partnership); however, at the Distribution Payment Date, the Priority Return Amount shall be calculated based solely on that portion of the Exercise Put Amount that has been funded; or

(B) To the extent insufficient funds are legally or otherwise available for a cash payment as described in Section 9.2(d)(iii)(A) above, the unpaid portion of such Priority Return Amount shall be payable in kind in additional Series B Convertible Preferred Units (instead of the accrued but unpaid cash) (each such distribution, a “PIK Distribution”) in an amount per Series B Convertible Preferred Unit equal to (1) the product of (x) the Liquidation Preference of such Series B Convertible Preferred Unit multiplied by a fraction, the denominator of which is the Priority Return Amount otherwise payable in cash on such Distribution Date and the numerator of which is the portion of such Priority Return Amount not actually distributed in cash to the holder of such Series B Convertible Preferred Unit on the applicable Distribution Payment Date in respect of such Priority Return Amount and (y) a rate per annum equal to 10% applied on the basis of the applicable Distribution Period, divided by (2) $100.00. Series B Convertible Preferred Units payable as PIK Distributions to any holder in respect of Series B Convertible Preferred Units will be aggregated with all other PIK Distributions payable to each holder thereof, with any remaining fractional Series B Convertible Preferred Units added to the Series B Liquidation Preference (at a rate of $100 per Series B Convertible Preferred Unit) until paid on a subsequent Distribution Payment Date.

For the avoidance of doubt, and solely by way of example, assuming a single Series B Convertible Preferred Unit is outstanding (the “Outstanding Unit”), with a Liquidation Preference of $100, and a Priority Return Amount of $7.50 for the applicable Distribution Period (assuming a one year period), and assuming that the Partnership distributes $3.00 in cash to the holder of the Outstanding Unit on the applicable Distribution Payment Date, 0.06 of a single Series B Convertible Preferred Unit would be distributed to the holder of the Outstanding Unit under this Section 9.2(iii)(B), as follows: The Liquidation Preference of the Outstanding Unit is $100, which is multiplied by a fraction the numerator of which is the unpaid Priority Return Amount ($7.50 - $3.00 = $4.50) with the denominator being the Priority Return Amount ($7.50) to result in $60. This $60 is then multiplied by 0.10 for the applicable Distribution Period to result in $6. Dividing this $6 by 100 results in a 0.06 interest in a single Series B Convertible Preferred Unit to be distributed to the holder of the Outstanding Unit.

(C) Such distributions shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if any such day is not a Business Day, the preceding Business Day (each, a “Distribution Payment Date”).

(D) With respect to the payment of any PIK Distribution, each Series B Convertible Preferred Unit issued shall initially have an Applicable Conversion Price equal to that of the Series B Convertible Preferred Units with respect to which it is issued. In the case of Series B Convertible Preferred Units issued as a dividend on Series B Convertible Preferred Units, distributions shall accrue and be cumulative from the Partnership Record Date in respect of which such units were issued, or were scheduled to be issued (whether or not the distributions were actually declared or the Series B Convertible Preferred Units issued), as a distribution.

(E) Distributions payable on the Series B Convertible Preferred Units shall be computed on the basis of a 360-day year consisting of twelve 30-day months and shall be deemed to accumulate on a daily basis. Certificates issued in payment of any distribution pursuant to this Section 9.2(d), or a notice of issuance with respect to book entry shares, shall be delivered to the holders entitled to receive such distribution no later than 15 Business Days following the Distribution Payment Date.

(F) In addition to the distributions payable on the Series B Convertible Preferred Units pursuant to Sections 9.2(d)(iii)(A) and (B) hereof, the holders of the Series B Convertible Preferred Units (regardless of whether the holders thereof have funded the Exercise Put Amount in full) shall be entitled to receive: (aa) a distribution per Series B Convertible Preferred Unit (on an as-converted basis) equivalent to any distribution paid to the Common Units; provided, however, that each such distribution shall be payable: (i) only if the Common Units have been paid a cumulative annual distribution since the date hereof of an amount equal to the Blended Return Amount (provided, that if there is more than one Applicable Conversion Price during any measurement period, in calculating such amount in this clause (i), the Blended Return shall be calculated using the weighted average of the various Applicable Conversion Prices, taking into account the number of days each Applicable Conversion Price was in effect during such measurement period); (ii) when and as declared by the General Partner; (iii) on the date such distribution is paid to the holders of the Common Units; and( iv) out of legally available funds; and (bb) such additional dividends as the General Partner, in its discretion, may declare.

(iv) Consent Rights.

(A) So long as any Series B Convertible Preferred Units are outstanding, the vote or consent of the holders of a majority of the Series B Convertible Preferred Units at the time outstanding, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions, whether or not such approval is required by law:

(aa) any amendment, alteration or repeal (including by means of a merger, consolidation or otherwise) of any provision of the Agreement that would alter or change the rights, preferences or privileges of the Series B Convertible Preferred Units so as to affect them adversely;

(bb) except as specifically contemplated by the Securities Purchase Agreement, the issuance by the Partnership of additional Series B Convertible Preferred Units (other than in connection with the declaration or payment of a PIK Distribution on the Series B Convertible Preferred Units);

(cc) the authorization or issuance by the Partnership, or obligation of the Partnership to issue any Partnership Interest (including any security convertible into or exercisable for any such Partnership Interest) having a preference over, or being on a parity with, the Series B Convertible Preferred Units with respect to distribution rights and rights on liquidation, winding up and dissolution;

(dd) except as specifically contemplated by the Securities Purchase Agreement, the redemption, purchase or other acquisition (or payment into or setting aside for a sinking fund for such purpose) by the Partnership of any Preferred Units or Common Units;

(ee) any allowance for the General Partner, from time to time, to hold or acquire real property or other investments in its own name or otherwise other than through the Partnership.

(B) Until the earlier of (i) the date upon which no Series B Convertible Preferred Units are held by the Series B Preferred Unit Recipient or a Permitted Transferee, or (ii) July 1, 2018, the written consent of the Consenting Holder will be necessary for effecting or validating any of the following actions, whether or not such approval is required by law:

(aa) dissolution or liquidation, or voluntarily institution of any proceeding seeking to adjudicate the Partnership bankrupt or insolvent, or seeking liquidation, winding up, reorganization, protection or relief, under any law relating to bankruptcy, insolvency, reorganization, protection or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for the Partnership or for any substantial part of its property;

(bb) other than with respect to investments in Approved Acquisitions, (A) the acquisition, merger, consolidation, or execution of any similar business combination transaction with another corporation or other entity involving aggregate consideration in excess of $1,000,000, (B) the acquisition or investment in assets not in the ordinary course of business involving aggregate consideration in excess of $1,000,000; or (C) sale or other disposition of any of Partnership assets or securities not in the ordinary course of business in excess of $1,000,000;

(cc) other than with respect to joint ventures, partnerships or similar arrangements (collectively, “Joint Ventures”) with operating partners in conjunction with Approved Acquisitions, the entrance of the Partnership into a Joint Venture which has, or is reasonably expected, to have a value, or to require aggregate contributions, in excess of $1,000,000;

(dd) any material amendment to the agreements documenting the Georgetown Transaction; and

(ee) the issuance by the Partnership of any Limited Partnership Interests other than to the General Partner, the Series B Preferred Unit Recipient or any Permitted Transferee.

(C) Notwithstanding Section 9.2(d)(iv)(B), the General Partner may, prior to the five (5) year anniversary of the Effective Date (as defined in the Securities Purchase Agreement), initiate any of the transactions or events set forth in Sections 9.2(d)(iv)(B)(aa)-(cc) without the prior approval of the Consenting Holder if the General Partner elects to redeem, by giving at least 30 days prior written notice to the Series B Preferred Units Recipient, all of the then outstanding Series B Convertible Preferred Units at the Redemption Price, which redemption shall occur simultaneously with, and conditioned upon the closing of, such transaction or event and the redemption of the Series A Preferred REIT Shares or Series C Preferred REIT Shares, as applicable, of the General Partner at a price equal to the Liquidation Preference thereof (as such term is defined in the Articles Supplementary or the Series C Articles Supplementary, as applicable) plus any accrued but unpaid dividends and distributions thereon. Notwithstanding the foregoing, upon receipt of the Company’s redemption notice, and at any time prior to the closing of the transaction giving rise to such redemption right, the holder of the then outstanding Series B Convertible Preferred Units and Permitted Transferees, as applicable, may elect to convert all of their then outstanding Series B Convertible Preferred Units into Common Units in accordance with Section 9.2(d)(v) hereof.

(D) Notwithstanding Section 9.2(d)(iv)(B) if at any time both (X) the General Partner wants to initiate a cash-only sale of all or substantially all of the assets of the Partnership or all of the equity of the Partnership and (Y) at such time, the General Partner or the Partnership, as applicable, has issued to KKR $100,000 in aggregate liquidation preference amount of Series C Preferred Shares and $149,900,000 in aggregate liquidation preference amount of Series B Convertible Preferred Units, then the consent right of the Series B Units Recipient under Section 9.2(d)(iv)(B) shall not apply and the General Partner shall not be required to redeem the Series B Convertible Preferred Units and the Series C Preferred REIT Shares to effect the sale without the consent of the Series B Unit Recipient otherwise required by Section 9.2(d)(iv)(B).

(v) Conversion Right. Each Preferred Limited Partner holding Series B Convertible Preferred Units shall have the right, at any time or from time to time, to convert some or all of such Series B Convertible Preferred Units into Common Units, by providing the General Partner with a Notice of Exercise of Conversion Right as set forth on Exhibit B-2 hereto 5 business days prior to the effective date of such conversion. Upon the effective date of any such conversion, each Series B Convertible Preferred Unit which is the subject of such conversion shall be converted, without necessity of any further action by the General Partner, into that number of Common Units equal to a fraction, the numerator of which is the Series B Issuance Value and the denominator of which is the Applicable Conversion Price, plus an amount of cash equal to the accrued but unpaid Priority Return Amount in respect of such Series B Convertible Preferred Unit. In addition, the Preferred Limited Partner holding Series B Convertible Preferred Units may elect to receive instead a number of Common Units obtained by multiplying the number of Common Units to be received in the previous sentence by the Exchange Factor as adjusted to and including the date of such conversion; provided, that if such election is made with respect to such newly issued Common Units, the Exchange Factor shall be deemed to be 1.0 with respect to such Common Units as of the date of such conversion and shall be further adjusted only for events occurring after such conversion. Notwithstanding anything to the contrary herein, no redemption of Series B Convertible Preferred Units by the Partnership shall be effective with respect to a holder thereof (i) unless the Partnership delivers notice of such redemption to the holder thereof no less than 5 business days prior to proposed date of such redemption and (ii) if the holder thereof delivers to the General Partner an irrevocable Notice of Exercise of Conversion Right prior to the fifth business day following receipt of the notice from the Partnership (or such later date as may otherwise be permitted in this Section 9.2(d)(v)).

(vi) Certain Transfers of Series B Convertible Preferred Units. Notwithstanding the provisions of Section 10.2 hereof (but, in any case, subject to Sections 10.2(d), (e) and (f) and satisfactory completion of the requirements set forth in Section 10.3(a)(i) through (vii)) the General Partner will not withhold its consent to the Transfer of Series B Convertible Preferred Units from the Series B Preferred Unit Recipient or any Permitted Transferee to any Permitted Transferee.

(vii) TRS. In order to assist the Series B Preferred Unit Recipient to accurately make and/or maintain the representations set forth in the Ownership Limit Waiver, the Series B Preferred Unit Recipient shall have to right, (i) to receive monthly reports from the General Partner detailing the list of all current Tenants, and (ii) by providing written notice to the General Partner at least 30 days in advance of the expected closing date of an acquisition of any real property or other investment by the General Partner or the Partnership, to cause the General Partner to acquire and hold such real property or other investment through a TRS; provided, however (i) the Series B Preferred Unit Recipient shall be solely responsible for any incremental tax burden and any other expenses associated with the formation and operations of such TRS and any such incremental tax burden and other expenses will be applied to reduce the amount of distributions otherwise payable to the Series B Preferred Unit Recipient in accordance with Section 9.2(d)(iii) hereof and (ii) such action would not cause the General Partner to fail to qualify as a REIT. The taxes and expenses described in (i) of this Section 9.2(d)(vii) shall be as reasonably agreed to by the parties at such time.

(viii) Redemption Upon Strike-Out. Notwithstanding any other provisions of this Agreement, in the event of a Strike Out meeting the criteria set forth in Section 7.1(e)(ii) of the Securities Purchase Agreement, the Partnership shall have the right to redeem, by giving at least 30 days prior written notice to the Series B Preferred Units Recipient, all of the then outstanding Series B Convertible Preferred Units at a redemption price per unit equal to the Series B Issuance Value plus all accrued and unpaid dividends thereon to, but excluding the date of redemption. Notwithstanding the foregoing, upon receipt of the Company’s redemption notice, and at any time prior to the date of redemption, the holder of the then outstanding Series B Convertible Preferred Units may elect to convert all of their then outstanding Series B Convertible Preferred Units into Common Units in accordance with Section 9.2(d)(v) hereof.

5. Limited Effect; No Modifications. This Agreement is effective as of the date first set forth above. The amendments set forth above shall be limited precisely as written and relate solely to the provisions of the Partnership Agreement in the manner and to the extent described above. Except as expressly set forth herein, nothing contained in this Amendment will be deemed or construed to amend, supplement or modify the Partnership Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

6. Execution in Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

IN WITNESS WHEREOF, the parties hereto have hereunder affixed their signatures to this First Amendment to the Second Amended and Restated Limited Partnership, all as of the 22nd day of December, 2014.

GENERAL PARTNER:

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ John Mark Ramsey
John Mark Ramsey
President and Chief Executive Officer

LIMITED PARTNER:

HPC LP TRS, LLC

By:	Sentio Healthcare Properties, Inc.
its sole member

	By:	/s/ John Mark Ramsey
John Mark Ramsey
President and Chief Executive Officer

PREFERRED LIMITED PARTNER:

SENTINEL RE INVESTMENT HOLDINGS LP

By:	/s/ Billy Butcher
Billy Butcher
Vice President